

June 9, 2011

Paul W. Jones
Chief Executive Officer
A. O. Smith Corporation
11270 West Park Place
Milwaukee, Wisconsin 53224-9508

> **Re:** **A. O. Smith Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 1-475**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Year Ended December 31, 2010

Liquidity and Capital Resources, page 17

1.   We note from your disclosures that your increase in working capital is partly attributable to higher cash levels outside of the United States. Additionally we note from your disclosures on page 51 that you have not recorded U.S. deferred income taxes on $408.8 million on your foreign subsidiaries' undistributed earnings. It appears as though a portion of your cash balances will not be available for use in the U.S. unless they are repatriated into the U.S. To the extent a significant portion of your cash and cash equivalent balances will not be available in the U.S., please revise future filings to quantify the amount of cash and cash equivalents that are currently held by your foreign subsidiaries. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Aggregate Contractual Obligations, page 19

2.   Please revise future filings to disclose your payments under pension and post-retirement plans in your tabular disclosures. If the amounts and future timing are indeterminable, please include an explanatory footnote. Refer to Item 303(A)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Lynn Dicker, Senior Reviewing Accountant at (202)551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to or me at (202) 551-3643 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief